UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F , West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company” and together with its subsidiaries, the “Group”), and related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 17, 2020, the Company entered into a definitive share purchase agreement with Feishang Group Limited (“Feishang Group”), a British Virgin Islands corporation and the Company’s principal shareholder, to acquire 120,000,000 shares of, or 8.69% of the equity interest in, Feishang Anthracite Resources Limited (“FARL”), a company listed on the main board of the Hong Kong Stock Exchange. In exchange, the Company agreed to issue 9,077,166 common shares to Feishang Group.  Attached as Exhibit 15.1 is unaudited pro forma condensed consolidated financial information showing the Group’s financial position as of June 30, 2020, as if the transaction had occurred at June 30, 2020, and the Group’s results of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 as if these transactions had occurred on January 1, 2019.

Exhibit Index

15.1	Unaudited Pro Forma Condensed Consolidated Financial Information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: October 5, 2020	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer